November 27, 2018

Brian W. Freed
Chief Executive Officer
Altus Midstream Company
One Post Oak Central
2000 Post Oak Boulevard, Suite 100
Houston, TX 77056-4400

       Re: Altus Midstream Co
           Registration Statement on Form S-3
           Filed November 19, 2018
           File No. 333-228467

Dear Mr. Freed :

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Kevin Dougherty at (202) 551-3271 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Natural
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